RECEIVED

2009 FEB -3 A 6:2-

09045262

082-35029

Westfield


**Westfield Group**
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
**Telephone:** **(310)575-6057**
**Facsimile:** **(310)478-8776**


January 29, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

**SUPPL**

**Re: Westfield Group: File No. 082-35029**

Enclosed is a copy of a notice/announcement from the Westfield Group regarding an announcement of estimated distribution and operational earnings forecast for the Westfield Group for the six month period ended December 31, 2008. This notice with attachments was sent to the Members of Westfield Group on January 27, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

**PROCESSED**
FEB 05 2009
**THOMSON REUTERS**

82-35029

27 January 2009

RECEIVED
2009 FEB -3 A 6:2

**Westfield**

**Westfield Group**
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
**Telephone** 02 9358 7000
**Facsimile** 02 9358 7077
**Internet** www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**WESTFIELD GROUP (ASX:WDC) ANNOUNCEMENT OF ESTIMATED DISTRIBUTION AND OPERATIONAL EARNINGS FORECAST**

We are pleased to announce an estimated distribution for the Westfield Group for the six month period ended 31 December 2008 of 53.25 cents per ordinary stapled security.

| | |
|---|---|
| Estimated distribution per ordinary stapled security: | 53.25 cents per WDC stapled security |
| Stapled securities trade ex-distribution: | Monday, 2 February 2009 |
| Record Date and final date for DRP instructions: | Friday, 6 February 2009 (5.00pm) |
| Announcement of DRP price: | Wednesday, 25 February 2009 |
| Payment Date: | Friday, 27 February 2009 |

Taking into account the distribution of 53.25 cents which was paid in respect of the 6 month period to 30 June 2008, the estimated total distribution for the Westfield Group for the 12 months to 31 December 2008 is 106.5 cents per stapled security, in line with the forecast provided in February 2008.

The Group reconfirms its distribution policy which is to pay up to 100% of Operational segment earnings and associated income hedging. For the 12 months to 31 December 2008 it is anticipated that the distribution will be comprised of Operational segment earnings per security of 100 cents and associated income hedging per security of 6.5 cents.

It is expected that the Group's IFRS result for 2008 will include a reduction of approximately $3 billion in the value of the Group's shopping centre assets due principally to an upward movement in capitalisation rates. This is a non cash item which will not affect the distribution. However the total value of the Group's assets as at 31 December 2008 is anticipated to exceed the $50.4 billion reported as at 30 June 2008, primarily as a result of the effect of the strengthening US dollar on the value of the Group's US assets. Gearing at 31 December 2008 is estimated to be approximately 40% with available liquidity of $5.5 billion.

The Group is providing a forecast for 2009 ahead of the issuance of securities under the Westfield Group's Distribution Reinvestment Plan ("DRP").

For the 12 months to 31 December 2009, assuming no material changes in currency exchange rates or economic conditions, the Group expects to earn Operational segment earnings per security in the range of 97 cents to 100 cents.

The Operational segment earnings forecast for 2009 reflects the impact of higher finance costs and the deterioration of retail fundamentals in the United States, United Kingdom and New Zealand and a continuation of the strong performance of the Group's Australian portfolio. The forecast includes the full year impact of the recently completed Westfield London development which, since opening on October $30^{th}$ last year, has performed very well in terms of customer visits and retail sales.

Under the Group's existing income hedging contracts, the contracted rates for 2009 are similar to the present currency exchange rates. If currency exchange rates continue to approximate the present rates throughout the 2009 year, there will be minimal income hedging available for distribution. Accordingly, the Group's forecast distribution for 2009 is in the range of 97 cents to 100 cents per security.

The Westfield Group's high quality global portfolio is underpinned by high occupancy levels and long term leases based on minimum contracted rents generating strong and stable cash flows that have proven to be resilient through economic cycles.

The detailed announcement of the Westfield Group's audited results for the year ended 31 December 2008 (and lodgement of the Appendix 4E) will be made on 26 February 2009.

Yours faithfully
**WESTFIELD GROUP**



**Simon Tuxen**
**Company Secretary**

END